Via EDAGR

July 9, 2024

Mr. Eranga Dias

Mr. Bradley Ecker

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Nano Labs Ltd (CIK No. 0001872302)
Registration Statement on Form F-1 (File No. 333-278977)

Dear Mr. Dias and Mr. Ecker,

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Nano Labs Ltd (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form F-1, as amended (the “F-1 Registration Statement”), be accelerated to, and that the F-1 Registration Statement become effective at, 10:00 A.M., Eastern Time on July 11, 2024 or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-1 Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

[Signature page follows]

Very truly yours,

Nano Labs Ltd

By:	/s/ Jianping Kong
Name:	Jianping Kong
Title:	Chairman and Chief Executive Officer